                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                _____________

                                 SCHEDULE 13G
                                (Rule 13d-102)

                         INFORMATION TO BE INCLUDED IN
                         STATEMENTS FILED PURSUANT TO
                   RULES 13d-1(b) (c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)


                             ASAT Holdings Limited
           --------------------------------------------------------
                               (Name of Issuer)

                       Ordinary Shares, par value $0.01
           --------------------------------------------------------
                        (Title of Class of Securities)

                                 00208B105/1/
           --------------------------------------------------------
                                (CUSIP Number)


                               February 14, 2001
           --------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [_]  Rule 13d-1(b)

               [_]  Rule 13d-1(c)

               [X]  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________

/1/ Approximately 15% of the Issuer's ordinary shares are traded on the Nasdaq National Market in the form of American depositary shares ("ADS"), each ADS representing 5 ordinary shares. The CUSIP Number is for ADSs only.
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--------------------------                          --------------------------
  CUSIP NO.                           13G           Page ____ of ____ Pages
           ---------
--------------------------                          --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


      Olympus Capital Holdings Asia
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          72,288,000 ordinary shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          72,288,000 ordinary shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      72,288,000 ordinary shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      10.69%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      OO
------------------------------------------------------------------------------

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Item 1(a) Name of Issuer:
          --------------

     The Schedule 13G relates to ASAT Holdings Limited (the "Company").

Item 1(b) Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

     The Company maintains its principal executive offices at 138 Texaco Road, Tseun Wan, New Territories, Hong Kong.

Item 2(a) Name of Person Filing:
          ---------------------

     Olympus Capital Holdings Asia.

     Supplemental information relating to (i) certain voting and transfer agreements related to the shares, (ii) the identity of private investment funds and vehicles managed by Olympus Capital Holdings Asia that have record ownership of the shares of the Company and (iii) the ownership and control of Olympus Capital Holdings Asia and its affiliates is included in Exhibit 99.1 hereto.

Item 2(b) Address of Principal Business Office or, if None,
          Residence:
          -------------------------------------------------

          One Exchange Square
          Suite 3406
          Hong Kong, China

Item 2(c) Citizenship:
          -----------

     Olympus Capital Holdings Asia is a company limited by shares organized under the laws of the Cayman Islands.

Item 2(d) Title of Class of Securities:
          ----------------------------

     The Schedule 13G relates to ordinary shares, par value $0.01, of the Company.

Item 2(e) CUSIP Number:
          ------------

          00208B105/1/

______________________
/1/   Approximately 15% of the Issuer's ordinary shares are traded on the Nasdaq
National Market in the form of American depositary shares ("ADS"), each ADS representing 5 ordinary shares. The CUSIP Number is for ADSs only.

Item 3    If this statement is filed pursuant to Rules 13d-1(b)
          or 13d-2(b) or (c), check whether the person filing is a:
          ---------------------------------------------------------

          Not applicable.

Item 4    Ownership:
          ---------

          (a)  Amount Beneficially Owned:

                    72,288,000 ordinary shares

          (b)  Percent of Class:

                    10.69%

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:

                         72,288,000 ordinary shares

               (ii)  Shared power to vote or to direct the vote:

                         N/A

               (iii) Sole power to dispose or to direct the disposition of:

                         72,288,000 ordinary shares

               (iv)  Shared power to dispose or to direct the disposition of:

                         N/A

     In addition to the ordinary shares beneficially owned by Olympus Capital Holdings Asia ("Reporting Person"), as disclosed above, the Reporting Person may be deemed to have shared power to (i) vote, or direct the vote, and (ii) dispose, or direct the disposition of, shares beneficially owned by certain other major shareholders, as a consequence of a shareholders agreement and a co-investment agreement, both of which are described more fully in Exhibit 99.1. Any disclosure made therein with respect to shareholdings of shareholders other that the Reporting Person are made upon information and belief.

Shareholders Agreement

     Chase Asia Investment Partners II (Y), LLC ("CAIP"), Asia Opportunity Fund, L.P. ("AOF"), the Co-Investors listed therein (as defined below), QPL International Holdings Limited, The Industrial Investment Company Limited, QPL
(US) Inc. (together "QPL") (collectively, the "Shareholders") and ASAT Holdings Limited (the "Issuer") are parties to a shareholder agreement dated October 29, 1999, as amended and restated on July 14, 2000 and December 22, 2000 (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement each Shareholder has agreed to vote (or cause to be voted) at a meeting of the shareholders all of their ordinary shares for election to the Board of Directors of the Company of the AOF designees, the QPL designees and up to three additional directors. In addition, pursuant to Section 3 thereof, each Shareholder has agreed to certain restrictions on its ability to transfer its ordinary shares. Furthermore, pursuant to Article 4 thereof, (i) each Shareholder has a right of first offer and a tag along right with respect to the ordinary shares any Shareholder proposes to sell and (ii) AOF, CAIP and, QPL each have drag along rights and a mandatory right of first refusal with respect to the ordinary shares of any Shareholder. The Shareholders Agreement is attached as Exhibit 99.2 hereto.

     The Co-Investors are the following private investment funds and vehicles managed by the Reporting Person: Reservoir-Olympus II, L.P., Olympus Holdings, L.P., Olympus Capital Asia, L.P., Olympus Capital Asia Offshore, L.P., Olympus Capital Holdings Asia I, L.P., Olympus KB, L.P., ZAM-Olympus Co-Invest, L.L.C., OLYMPUS-ASAT I, L.L.C., OLYMPUS ASAT II, L.L.C. (the "Olympus Entities") and Orchid Hong Kong Investment Holdings ("Orchid Hong Kong").

     The Olympus Entities own in the aggregate 72,288,000 ordinary shares representing 10.69% of the aggregate amount of the ordinary shares outstanding.

     On January 19, 2001, pursuant to Section 3.3 of the Shareholders Agreement, Orchid Hong Kong transferred 100% of its holdings of the Issuer's ordinary shares in the amount of 20,448,999 ordinary shares or 3.02% of the aggregate amount of ordinary shares of the Issuer outstanding to Permitted Transferees (as defined in the Shareholders Agreement) (the "Orchid Transferees"). The Orchid Transferees are Orchid Asia II, L.P., a Cayman Islands company, which holds 19,630,080 or 2.9% of the aggregate amount of ordinary shares outstanding, and JFI II, L.P., a Texas company, Gabriel Li, an individual, Eric Li, an individual, Jed Dempsey, an individual, and James J. Watson, an individual, which collectively hold .817, 910 ordinary shares or 0.12% of the aggregate amount of ordinary shares outstanding. QPL owns in the aggregate 288,000,000 ordinary shares or 42.6% of the aggregate amount of ordinary shares outstanding.

     As a result of the Shareholders Agreement, the Shareholders may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended. Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons and any other Shareholders constitute a "person" or "group" under Section 13(d) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of any shares beneficially owned by the other Shareholders, and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

Co-Investment Agreement

     CAIP, AOF, the Olympus Entities (as defined herein) and the Orchid Transferees (as defined herein) (together with CAIP and AOF, the "Investors") are parties to a co-investment agreement, dated October 29, 1999, as amended and restated on July 14, 2000 (the "Co-Investment Agreement"), pursuant to which (i) the Co-Investors agree to vote their ordinary shares in accordance with the instructions of AOF relating to certain matters, (ii) each Co-Investor agrees to certain restrictions on its ability to transfer its ordinary shares, including those restrictions in the Shareholders Agreement and (iii) CAIP and AOF each have drag along rights and a mandatory right of first refusal with respect to the ordinary shares of any Co-Investor. The Co-Investment Agreement is attached as Exhibit 99.3 hereto.

     As a result of the Co-Investment Agreement, the Investors may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended. Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons and any other Investors constitute a "person" or "group" under Section 13(d) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of any shares beneficially owned by the other Investors, and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

Item 5    Ownership of Five Percent or Less of a Class.
          --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].
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Item 6    Ownership of More than Five Percent on Behalf of
          Another Person.
          ------------------------------------------------

     Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
          ---------------------------------------------------------------

     Supplemental information relating to the identity of private investment funds and vehicles managed by Olympus Capital Holdings Asia that hold such shares is included in Exhibit 99.1 hereto.

Item 8    Identification and Classification of Members of the
          Group.
          ---------------------------------------------------

     Not applicable

Item 9    Notice of Dissolution of Group.
          ------------------------------

     Not applicable

Item 10   Certifications.
          --------------

     Not applicable

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2001


                                        OLYMPUS CAPITAL HOLDINGS ASIA



                                        By:  /s/ Daniel R. Mintz
                                             ---------------------------------
                                             Daniel R. Mintz
                                             Managing Director

Exhibit Index
-------------

Exhibit Number    Exhibit
--------------    -------

99.1              Supplemental Information for Item 2 and Item 7

99.2 Amended and Restated Shareholders Agreement, dated July 14, 2000, among Chase Asia Investment Partners II (Y), LLC, Asia Opportunity Fund, L.P., Co-Investors listed therein, QPL International Holdings Limited, The Industrial Investment Company Limited, QPL (US) Inc. and ASAT Holdings Limited.

99.3 Amended and Restated Co-Investment Agreement, dated July 14, 2000 among Chase Asia Investment Partners II (Y), LLC, Asia Opportunity Fund, L.P., and Co-Investors listed therein.